Exhibit 99.1

Nature Wood Group Limited Announces Strong 2024 Guidance Driven by EU Regulations

Nature Wood Group Limited Expects 75％ Revenue Growth in 2024

MACAU, March 4, 2024 (GLOBE NEWSWIRE) — Nature Wood Group Limited (“Nature Wood” or the “Company”), one of global leaders in vertically-integrated forestry and FSC business operations, is pleased to announce its guidance for the fiscal year 2024. The company expects to achieve a significant increase in revenue, reaching $45 million, compared to the recently preannounced revenue of $25.4 million for 2023.

The rebound in sales is primarily driven by new regulations in the European Union, which mandates a higher percentage of wood to be used in building homes and requires the wood to be sustainably sourced. As a company with a strong focus on Forest Stewardship Council (FSC) certified operations, Nature Wood is well-positioned to capitalize on these regulatory changes and meet the growing demand for sustainable wood products.

“We are excited to see the positive impact of the new EU regulations on our business,” said Mr. Jianjun Zeng, the chief executive officer of Nature Wood. “Our commitment to sustainable forestry practices and FSC certification has given us a competitive advantage in the market, and we are confident that we can continue to deliver high-quality, eco-friendly products to our customers.”

Nature Wood will provide further details on its 2024 guidance as and when appropriate. The company remains dedicated to its mission of providing environmentally responsible wood products while maintaining strong financial performance.

Nature Wood is also expanding its carbon credit projects to other regions of the world, presenting a large market opportunity with high margins while contributing to global sustainability efforts. The Company anticipates to update shareholders in the near future on progress in this exciting area.

About Nature Wood Group Limited

Nature Wood Group Limited is a global leading vertically-integrated forestry company that focuses on FSC business operations, timber and wood products industry. The Company’s operations cover both up-stream forest management and harvesting, and down-stream wood-processing and distribution. Nature Wood offers a broad line of products, including logs, decking, flooring, sawn timber, recycled charcoal, synthesized charcoal, machine-made charcoal and essential oils, primarily through its sales network in Europe, South Asia, South America, North America and China. The Company is one of the largest exporters of wood products in Peru, with approximately 615,333 hectares of forest concessions as of June 30, 2023. In terms of the export value in 2021, the Company is (i) the second largest wood products export supplier; (ii) the second largest wood products export supplier certified by the FSC; and (iii) the largest decking product supplier, in Peru. Nature Wood is also the largest oak export supplier and the second largest hardwood export supplier, in France in terms of export volume in 2021. For more information, please visit: www.nature-wood.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Michael Wei

Horizon Research Management Consultancy

Email: hwey@horizonconsultancy.co